                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

                  For the fiscal year ended December 31, 2002.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _______ to ______.

         Commission file number 1-2299

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Applied Industrial Technologies, Inc.
                           Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Applied Industrial Technologies, Inc.
                           One Applied Plaza
                           Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)

                                                                                 Page No.
         (a)      Financial Statements                                       (in this Report)
                  --------------------                                       ----------------

                  Independent Auditors' Report                                         5
                  Statement of Net Assets Available
                           for Benefits --
                           December 31, 2002 and 2001                                  6
                  Statement of Changes in Net Assets
                           Available for Benefits --
                           Years Ended December 31, 2002
                            and 2001                                                   7
                  Notes to Financial Statements --
                           Years Ended December 31,
                           2002 and 2001                                            8 - 12

                  Supplemental Schedules                                           13 - 14


         (b)      Exhibit(s)
                  ----------

                  Independent Auditors' Consent                                       15


                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                         APPLIED INDUSTRIAL TECHNOLOGIES,
                                         INC. RETIREMENT SAVINGS PLAN

                                         By:      Applied Industrial
                                                  Technologies, Inc., as Plan
                                                  Administrator

                                         By:      /s/ John R. Whitten
                                             -----------------------------------
                                                  Signature

                                                  John R. Whitten
                                             -----------------------------------
                                                  Printed Name

                                                  Vice President
                                             -----------------------------------
                                                  Title

Date:      June 26, 2003

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements
For the Years Ended
December 31, 2002 and 2001,
Supplemental Schedules as of
December 31, 2002,
and Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------



                                                                              PAGE

INDEPENDENT AUDITORS' REPORT                                                    1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 2002 and 2001                                           2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 2002 and 2001                             3

   Notes to Financial Statements                                              4 - 8



SUPPLEMENTAL SCHEDULES:

    Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
     As of December 31, 2002                                                    9

    Schedule of Reportable Transactions
     For the Year Ended December 31, 2002                                      10


INDEPENDENT AUDITORS' REPORT


Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 23, 2003

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------






                                                                  2002                2001

ASSETS:

  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock        $ 33,409,430        $ 32,044,275
    Mutual funds                                                87,809,727         108,965,665
    Common/collective fixed income funds                        49,847,375          46,876,474
    Loans to participants                                        7,870,779           7,379,531
                                                              ------------        ------------
         Total investments                                     178,937,311         195,265,945

  Investment income receivable                                      58,949              22,025

                                                              ------------        ------------
NET ASSETS AVAILABLE FOR BENEFITS                             $178,996,260        $195,287,970
                                                              ============        ============




See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------





                                                                             2002                  2001

ADDITIONS:
  Contributions:
    Participant                                                         $   9,155,088         $   9,927,450
    Employer:
      Applied Industrial Technologies, Inc. common stock                    1,927,441             2,274,280
      Cash                                                                  1,144,298             2,170,074
                                                                        -------------         -------------
        Total contributions                                                12,226,827            14,371,804

  Investment income(loss):
    Dividends, interest and other:
     Common stock                                                             841,236               840,057
     Mutual funds                                                           2,767,759             3,059,229
     Common/collective fixed income funds                                     655,808               645,219
                                                                        -------------         -------------
        Total dividends                                                     4,264,803             4,544,505
   Net (depreciation)/appreciation in fair value of investments:
     Common stock                                                             515,304            (3,203,343)
     Mutual funds                                                         (21,226,868)          (10,005,547)
     Common/collective fixed income funds                                    (283,644)           (4,400,325)
                                                                        -------------         -------------
         Total net depreciation in fair value of investments:             (20,995,208)          (17,609,215)
                                                                        -------------         -------------
         Total investment loss                                            (16,730,405)          (13,064,710)
                                                                        -------------         -------------

          Total additions                                                  (4,503,578)            1,307,094

DEDUCTIONS:

  Distributions to participants                                            11,224,785            12,860,270
  Administrative expenses                                                     563,347               406,585
                                                                        -------------         -------------

          Total deductions                                                 11,788,132            13,266,855
                                                                        -------------         -------------

DECREASE IN NET ASSETS FOR THE YEAR                                       (16,291,710)          (11,959,761)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR                  195,287,970           207,247,731
                                                                        -------------         -------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF THE YEAR                      $ 178,996,260         $ 195,287,970
                                                                        =============         =============



See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.  RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

         GENERAL - The Plan was established for the purpose of encouraging and assisting employees of Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") to provide long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

         ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Trust, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

         The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account

         PARTICIPATION AND CONTRIBUTIONS - All eligible employees may participate in the Plan on the first day of the month following their hire when one hour of service is performed during the first fifteen days of a calendar month. Each employee who first completes an hour of service after the first fifteen days of a calendar month shall become eligible as of the first payroll period in the second month following the month in which the first hour of service was completed.

         Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 50% of compensation. For those eligible employees who do not make a compensation reduction election, their compensation shall be automatically reduced by two percent and such shall be contributed on their behalf to the Plan as contributions until superseded by a subsequent contribution election. The Company may make additional contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant's compensation, and discretionary profit-sharing contributions as determined annually. Matching employer contributions are determined based upon the Company's earnings per share for the immediately preceding calendar year quarter and the participant's investment elections. Except in the case of death, disability, or retirement, a participant must be employed as of the last day of the quarter to receive the Plan's quarter match. The matching employer contribution is updated annually based on the Company's June 30 fiscal year end and is currently determined using the following schedule:

                                              SUBSEQUENT QUARTER MATCHING CONTRIBUTION
                                  ------------------------------------------------------------------
                                        $.25           $.35        $.50        $.75        $1.00
                                  ------------------------------------------------------------------
                                                               QUARTERLY EPS
--------------------------------- ------------------------------------------------------------------
Quarter Ended 9/30/02                                  .17         .20          .22         .24
--------------------------------- ----------------- ----------- ----------- ------------ -----------
Quarter Ended 12/31/02                Minimum          .18         .21          .24         .27
--------------------------------- ----------------- ----------- ----------- ------------ -----------
Quarter Ended 3/31/03                  Match           .25         .27          .30         .33
--------------------------------- ----------------- ----------- ----------- ------------ -----------
Quarter Ended 6/30/03                                  .30         .32          .34         .36
--------------------------------- ----------------- ----------- ----------- ------------ -----------

         The employer match on participant contributions to investment funds other than the Company Stock fund was $.25, $.35, $.25, and $.50 for the four 2002 quarters, and $.50, $.25, $.25, and $.35 for the four 2001 quarters, respectively.

         Matching Employer Contributions are made primarily in shares of Applied Industrial Technologies, Inc. common stock to the Company Stock Fund. Participants that elect to contribute to the Company Stock Fund receive an additional 10% Bonus Match on participant's pretax contributions not in excess of 6% of the participant's compensation. The Bonus Match is also made primarily in shares of Applied Industrial Technologies, Inc. common stock to the Company Stock Fund.

         The Company may also make a Profit-Sharing Contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and have completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the Profit-Sharing Contribution. Additionally, the Company may contribute a special Profit-Sharing Contribution to individuals who terminate employment after attaining age 55 and completing ten years of service. Profit-Sharing Contributions are allocated to each participant's Profit-Sharing Contribution Account based upon the ratio of each participant's total compensation to the aggregate compensation of all participants eligible to receive a Profit-Sharing Contribution. The Profit-Sharing Contributions for the years ended December 31, 2002 and 2001 were composed of $1,143,945 and $2,169,911 in cash, and $106,055 and $217,089 in Applied Industrial Technologies, Inc. common stock, respectively.

         Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

         The Plan provides for Rollover Contributions (amounts previously distributed to the participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

         INVESTMENT OF CONTRIBUTIONS - Participants elect investment of profit-sharing and pretax contributions in 1% increments in the Plan's Company Stock Fund, American Fundamental Investors Fund, American EuroPacific Growth Fund, Vanguard Asset Allocation Fund, EB MaGIC Fund, Pimco Total Return Fund, Growth Fund Portfolio consisting of: (Harbor Capital Appreciation Fund, Wilshire Target Fund and Vanguard Growth Index Fund), Franklin Small-Cap Growth II Fund, Royce Total Return Fund, Lord Abbett Mid-Cap Value Fund, T Rowe Price Mid-Cap Growth Fund, Alliance Growth & Income Fund, EB Equity Index Fund or the MFS Mid-Cap Growth Fund. The portion of the Plan that is invested in the Company Stock Fund is intended to be an Employee Stock Ownership Plan (ESOP) under code section 4975 (e)(7) and ERISA section 407 (d)(6). Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 1% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

         The value of the funds and the interest of individual participants under each fund, are calculated daily (daily valuation).

         VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in Matching Employer Contributions and Profit-Sharing Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal early retirement as defined in the Plan.

         Upon termination of employment, participants may receive lump sum or installment distributions of their vested account balances as soon as administratively possible. The Plan permits hardship withdrawals and in-service distributions upon attainment of age 59-1/2.

         Forfeitures of nonvested amounts are applied to reduce future Matching Employer Contributions. Total forfeitures were $95,180 in 2002 and $105,299 in 2001.

         LOANS - Participants may borrow from their 401(k) Contribution Accounts, Rollover Contributions and Transferred Contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the aggregate sum of the participants' accounts. Loan terms range from 1-5 years or up to ten years, if for the purchase of a primary residence. Loans that originated from merged plans are also reflected in loans to participants in the Plan's financial statements. These loans are to be repaid to the Plan in accordance with their original terms. The loans are secured by the balance in the participants' accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions.

         PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

         TAX STATUS OF THE PLAN - The Plan obtained its latest determination letter dated June 27, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and submitted a request for a new determination letter on February 28, 2002. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting.

         USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing prices for each of the funds or quoted market prices. Participant loans are stated at cost, which approximates fair value.

         BENEFIT PAYMENTS - Distributions to participants are recorded by the Plan when payments are made.

         ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

         RECLASSIFICATION - Certain reclassifications have been made to the 2001 financial statements to conform with 2002.

3.       INVESTMENTS

         The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

         Plan investments exceeding 5% of net assets available for benefits as of December 31, 2002 and 2001 were as follows:

                                       Description of
                                         Investment                             2002               2001
                                                                            -----------       -------------


                   EB MaGIC Fund                                            $44,174,805       $  38,968,727

                   Applied Industrial Technologies, Inc. Common Stock        33,409,430          32,044,275

                   American Fundamental Investors Fund                       21,746,878          28,786,421

                   Pimco Total Return Fund                                   12,220,016                 --

                   American EuroPacific Growth Fund                          11,408,636          14,205,889

                   Bond Fund of America                                             --           11,801,309

                   Franklin Small Cap Growth II Fund                                --           10,907,527

4.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows as of and for the years ended December 31:

                                                         2002                  2001
                                                     ------------         ------------
Net Assets:
-----------

Common stock                                         $ 33,409,430         $ 32,044,275
Money market funds                                        507,458              302,918
                                                     ------------         ------------
                                                     $ 33,916,888         $ 32,347,193
                                                     ============         ============

Change in Net Assets:
---------------------

Contributions                                        $  2,727,718         $  3,188,859
Dividends                                                 841,236              840,057
Net appreciation/(depreciation) in fair value             515,304           (3,203,343)
Benefits paid to participants                          (1,897,652)          (1,970,224)
Transfers to participant-directed investments            (616,230)          (1,987,102)
                                                     ------------         ------------
                                                     $  1,570,376         $ (3,131,753)
                                                     ============         ============


5.       SUBSEQUENT EVENT

         Effective March 1, 2003, American Express Trust Company and American Express Retirement Services is the new trustee and record keeper, respectively, for the Applied Industrial Technologies, Inc. Retirement Savings Plan. The transfer of the assets from Key Trust Co. of Ohio, N.A. to American Express Trust Company took place on March 3, 2003. There was a "blackout period" until April 1, 2003, during which time participants were unable to exercise their rights related to the Plan.

                                     ******

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
SCHEDULE H LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

----------------------------------------------------------------------------------------------------------------------------------


      IDENTITY OF ISSUER, BORROWER,                 DESCRIPTION OF INVESTMENT                          COST              CURRENT
        Lessor or Similar Party                                                                                           Value


*     Key Trust Company of Ohio, NA        EB MaGIC Fund - 2,755,363 units                         $ 38,740,876       $ 44,174,805


*     Applied Industrial Tech., Inc.       Common Stock - 1,770,250 shares                           29,363,710         33,409,430


      The American Funds Group             American Fundamental Investors Fund - 978,433 shares      26,091,592         21,746,878


      Pimco Fund                           Pimco Total Return Fund - 1,149,161 units                 12,405,150         12,220,016


      The American Funds Group             American EuroPacific Growth Fund - 496,760 shares         13,958,468         11,408,636


*     Participant Loans                    Participant Loans (with interest rates                     7,870,779          7,870,779
                                           ranging from 7.00% to 11.50% and
                                           maturity dates ranging from January
                                           2003 to July 2027)


      The Vanguard Group                   Vanguard Asset Allocation Fund - 390,649 shares            9,042,721          7,056,571


      Franklin Templeton                   Franklin Small Cap Growth II Fund - 950,155 shares         9,540,578          6,887,452


      T. Rowe Price                        T Rowe Price Mid-Cap Growth Fund - 203,539 shares          8,048,050          6,316,791


      Harbor Fund                          Harbor Capital Appreciation Fund - 244,995 shares          8,002,924          4,948,612


      Wilshire Target Fund                 Wilshire Target Fund - 238,261 shares                      9,841,429          5,620,571


      Vanguard Growth Index Fund           Vanguard Growth Index Fund - 280,785 shares                9,708,133          5,582,847


*     Key Trust Company of Ohio, NA        EB Equity Index Fund - 84,626 units                        6,229,454          5,164,968


      Royce Total Return                   Royce Total Return - 263,858 shares                        2,314,208          2,208,119


      Lord Abbett Mid-Cap Value            Lord Abbett Mid-Cap Value Fund - 127,481 shares            2,106,197          1,960,332


      Alliance Growth & Income             Alliance Growth & Income Fund - 588,051 shares             1,945,226          1,534,552


*     Key Trust Company of Ohio, NA        EB Money Market - 507,458 units                              507,458            507,458


      Mfs Mid-Cap Growth                   MFS Mid-Cap Growth Fund - 56,281 shares                      485,431            318,494



                                                                                                                     -------------
Total                                                                                                                $ 178,937,311
                                                                                                                     =============

* Represents a party-in-interest

APPLIED INDUSTRIAL TECHNOLOGIES RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
------------------------------------------------------------------------------

                                                                                 EXPENSE                CURRENT VALUE OF
     IDENTITY OF                              PURCHASE      SELLING    LEASE  INCURRED WITH   COST OF       ASSET ON       NET GAIN
    PARTY INVOLVED   DESCRIPTION OF ASSET      PRICE         PRICE     RENTAL  TRANSACTION    ASSETS     TRANSACTION DATE  OR (LOSS)

SINGLE TRANSACTIONS:

None

SERIES OF
   TRANSACTIONS:

Key Trust Company
   of Ohio, NA       EB Money Market Fund  $8,777,799.78                          None     $8,777,799.78  $8,777,799.78     N/A

Key Trust Company
   of Ohio, NA       EB Money Market Fund                $8,573,821.70            None      8,573,821.70   8,573,821.70     None




NOTE - Reportable transactions are single transactions or a series of transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the beginning of the plan year.

                                                                        EXHIBIT

                          INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement Nos. 33-65513, 33-42623, and 333-83809 of Applied Industrial Technologies, Inc. on Form S-8 of our report dated June 23, 2003, appearing in this Annual Report on Form 11-K of the Applied Industrial Technologies, Inc. Retirement Savings Plan for the year ended December 31, 2002.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 23, 2003